SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155 Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated August 4, 2003 regarding the reduction of share capital in Telefónica Publicidad e Información Perú S.A.C.

2.	Free translation of a letter to CONASEV dated August 15, 2003 regarding the terms and conditions of the 7th and 8th Issues of Telefónica del Perú Corporate Bonds.

3.	Free translation of a letter to CONASEV dated August 15, 2003 regarding the payment of the first tranche of dividends.

4.	Free translation of a letter to CONASEV dated August 18, 2003 regarding the redemption of Series D of the 23rd Issue of the Second Program of Telefónica del Perú Commercial Paper.

5.	Free translation of a letter to CONASEV dated August 18, 2003 updating the information related to Telefónica Centros de Cobros S.A.C.

6.	Free translation of a letter to CONASEV dated August 18, 2003 regarding the payment of the second tranche of dividends.

7.	Free translation of a letter to CONASEV dated August 20, 2003 regarding the 7th Issue of Telefónica del Perú Corporate Bonds.

8.	Free translation of a letter to CONASEV dated August 20, 2003 regarding the 8th Issue of Telefónica del Perú Corporate Bonds.

9.	Free translation of a letter to CONASEV dated August 20, 2003 regarding the appointment of external auditors for the Fiscal Year 2003.

10.	Free translation of a letter to CONASEV dated August 21, 2003 regarding the redemption of the Single Series of the 4th Issue of the First Program of Telefónica del Perú Corporate Bonds.

11.	Free translation of a letter to CONASEV dated August 22, 2003 regarding the redemption of Series I of the 25th Issue of the Second Program of Commercial Paper.

12.	Free translation of a letter to CONASEV dated August 28, 2003 regarding the payment of the third tranche of dividends.

Item 1

TRANSLATION

August 4, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law Key Events, Private Information and Other Communications CONASEV Resolutions Nos. 107-2002-EF/94.10 and 722-97-EF/94.10, we hereby inform you that on August 1st, 2003, the Universal Shareholders Meeting of Telefónica Publicidad e Información Perú S.A.C. agreed to reduce the share capital in S/. 56,520,000 (fifty-six million five hundred twenty thousand and 00/100 Nuevos Soles), this is, from S/. 78,500,000 (seventy-eight million five hundred thousand and 00/100 Nuevos Soles) to S/. 21,980,000 (twenty-one million nine hundred eighty thousand and 00/100 Nuevos Soles).

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 2

TRANSLATION

August 15, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. encloses herewith (in a separate file)[1] the terms and conditions of the of Seventh and Eighth Issues of Telefónica del Perú Corporate Bonds.

Best regards,

Julia Morales Valentin

Stock Exchange Representative

1 English translation not available.

Item 3

TRANSLATION

August 15, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Regarding the communication No. EMI-1131/2003 sent by the Lima Stock Exchange, Telefónica del Perú S.A.A. informs you that on August 8th, 2003 the Depositary Bank paid the ADS holders the amount related to the first tranche of the dividends against the retained revenues as of December 31, 2002. These dividends were paid in USD at the exchange rate of S/. 3.475.

Best regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 4

TRANSLATION

GGR-220-A1-0763-03

Lima, August 18, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution N° 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Twenty-Third Issue, Series “D” of the Second Program of Telefónica del Perú Commercial Paper, with the following characteristics:

Issue	Series	Maturity	Date of Issue	Date of Maturity	Nominal Value
23rd	D	360	08.23.02	08.18.03	US$.1,000,000.00

Sincerely yours,

Julia María Morales

Representative to the Stock Exchange

Item 5

TRANSLATION

GGR-135-A-/2003

Lima, August 18, 2003

Messers.

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES (CONASEV)

Lima.-

Dear Sirs,

According to Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. updates the information related to Telefónica Centros de Cobros S.A.C., company that is part of its “Economic Group”.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

TELEFÓNICA CENTROS DE COBROS S.A.C.

1.	CIIU :	74996

2.	R.U.C. :	20501913970

3.	Address :	Av.Arequipa 1155, Santa Beatriz, Lima

4.	Legal Representative :	Julio Voysest Flores

5.	Shareholders with 5% or more of the stock capital :

Telefónica Gestión de Servicios Compartidos S.A.C.

6.	Board of Directors:

It has not been assigned.

7.	Chief Executive Officer:

Julio Gerónimo Voysest Flores, with L.E. 10841792

Item 6

TRANSLATION

Lima, August 18, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and the Regulation and the Key Events, Private Information and other Communications Regulation, Telefónica del Perú S.A.A. informs that according to the powers granted by the Board of Directors in the meeting held of June 18, 2003, the President of the Board has fixed in the amount of S/.0.029036604651280 per share the dividend to be paid of the second tranche against the retained revenues as of December 31, 2002. This dividend will be paid on September 5, 2003, being the date of record September 3, 2003.

As one ADS represents 10 shares of Class B, the amount that corresponds to each ADS is S/. 0.290366046512795, amount which will be paid in local currency in the Depositary Bank. Afterwards, this Bank will transfer the funds to their respective owners. It is important to remark, that arrangements with the Depositary Bank have been made, so this Bank will inform us about the date, currency and exchange rate used on this subject, which will be duly informed to the market.

Finally, we inform you that the total pending amount to be distributed after the second tranche payment, is S/. 49,199,369.24, this is S/. 0.028571652674284 per share and considering the above mentioned equivalence: S/. 0.285716526742840 per ADS.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 7

TRANSLATION

August 20, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of 7th Issue, Telefónica del Perú Corporate Bonds made this Tuesday and inscribed in the Capital Markets Public Registry as per Resolution No. 051-2003/EF/94.11. on July 2, 2003.

Amount:	S/. 63,190,000

Date of Issue:	August 20, 2003

Date of Redemption:	August 20, 2008, the whole capital will be cancelled at maturity date

Nominal Interest Rate:	7.9375%

Coupon:	Semiannual

Schedule:

Coupon 1 Friday, February 20, 2004

Coupon 2 Friday, August 20, 2004

Coupon 3 Monday, February 21, 2005

Coupon 4 Monday, August 22, 2005

Coupon 5 Monday, February 20, 2006

Coupon 6 Monday, August 21, 2006

Coupon 7 Monday, February 20, 2007

Coupon 8 Monday, August 20, 2007

Coupon 9 Wednesday, February 20, 2008

Coupon 10 Wednesday, August 20, 2008

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 8

TRANSLATION

August 20, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of 8th Issue, Telefónica del Peru Corporate Bonds made this Tuesday and inscribed in the Capital Markets Public Registry as per Resolution No. 052-2003/EF/94.11. on July 2, 2003.

Amount:	US$ 16,847,000

Date of Issue:	August 20, 2003

Date of Redemption:	February 20, 2009, the whole capital will be cancelled at maturity date

Nominal Interest Rate:	3.8125%

Coupon:	Semiannual

Schedule:

Coupon 1 Friday, February 20, 2004

Coupon 2 Friday, August 20, 2004

Coupon 3 Monday, February 21, 2005

Coupon 4 Monday, August 22, 2005

Coupon 5 Monday, February 20, 2006

Coupon 6 Monday, August 21, 2006

Coupon 7 Monday, February 20, 2007

Coupon 8 Monday, August 20, 2007

Coupon 9 Wednesday, February 20, 2008

Coupon 10 Wednesday, August 20, 2008

Coupon 11 Friday, February 20, 2009

Besides, we inform you that there is a remaining balance to be issued of USD13,153,000 (thirteen million one hundred fifty-three thousand US dollars).

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 9

TRANSLATION

August 20, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, we inform you that according to the powers granted by the Annual Shareholders Meeting, the Board of Directors in the meeting held today, appointed Deloitte & Touch S.R.L. as its external auditor for the year 2003.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 10

TRANSLATION

GCF-220-A1-0785-03

Lima, August 21, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores—CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the 4th Issue of the First Program of Telefonica del Peru Corporate Bonds, Single Series, under the following characteristics:

Issue	Series	Date of Issue	Date of Maturity	Nominal Value
4th	Single	08.21.00	08.21.03	US$ 35,000,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 11

TRANSLATION

GCF-220-A1-0766-03

Lima, August 22, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores—CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series I of the 25th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
25th	I	270	11.25.02	08.22.03	S/. 750,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 12

TRANSLATION

Lima, August 28, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and the Key Events, Private Information and Other Communications Regulation, Telefónica del Perú S.A.A. informs you that according to the powers granted by the Board of Directors in the meeting held on June 18, 2003, the President of the Board has fixed the amount of S/.0.028571652674284 per share as the dividend to be paid for the third tranche against the retained revenues as of December 31, 2002. This dividend will be paid on October 3, 2003, and the date of record will be September 15, 2003.

As one ADS represents 10 Class B shares, the amount that corresponds to each ADS is S/. 0.285716526742840, which amount will be paid in local currency to the Depositary Bank. Afterwards, this Bank will transfer the funds to the respective ADS holders. It is important to remark that arrangements have been made in order for the Depositary Bank to inform us about the date, currency and exchange rate to be used, and of which we will duly inform the market.

Finally, we inform you that with this payment of the third tranche, the amount of dividends approved by the Board of Directors in its meeting held on June 18, 2003 is fully paid.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

2.	SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: September 5, 2003	By:	/s/ JULIA MARÍA MORALES VALENTÍN
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.